Exhibit 99.1

Phoenix New Media to Hold 2019 Annual General Meeting on November 14, 2019

and Announces Change of CFO

BEIJING, China, October 15, 2019 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng”, or the “Company”), today announced that it will hold its annual general meeting of shareholders at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong on November 14, 2019 at 2:00 p.m.

Holders of record of ordinary shares of the Company at the close of business on October 15, 2019 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting, is available on the Investor Relations section of the Company’s website at http://ir.ifeng.com. Shareholders may obtain a copy of the Company’s 2018 annual report, free of charge, from the Investor Relations section of the Company’s website at http://ir.ifeng.com/, or by contacting Phoenix New Media Limited at Floor 16, Sinolight Plaza, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, attention: Qing Liu, telephone: +86 (10) 6067-6000, email: investorrelations@ifeng.com.

The Company also announced today that Ms. Betty Yip Ho has tendered her resignation as Chief Financial Officer (“CFO”) of the Company due to personal reasons. Ms. Ho will cease to be the Company’s CFO on November 14, 2019 and retire from the Company’s board of directors (the “Board”) at the annual general meeting to be held on November 14, 2019. Mr. Edward (Xiaojing) Lu, Vice President of the Company, has been promoted to be the company’s new CFO, to be effective on November 14, 2019.

Mr. Lu joined ifeng in 2009. Prior to the promotion, he has served in various managerial positions, including executive assistant to the CEO and Vice President in charge of strategic investment and human resources, assisting with the oversight and management of each of the Company’s business lines. He has accumulated extensive experience in capital raising and investment management, and participated in the planning and execution of ifeng’s first-round of capital raise as well as its initial public offering. Prior to joining the Company, he was the director of business development at Ogilvy from 2007 to 2009. Prior to that, he worked in strategic partnership department at Baidu from 2006 to 2007. Edward received an MBA from INSEAD, and a bachelor’s degree from Western University in Canada.

“On behalf of the Company and the Board, I would like to express our gratitude to Betty for her leadership and dedication to ifeng over the past 6 years. Throughout her tenure, Betty excelled company-wide efforts to create shareholder value through optimizing our financial model, strengthening the company’s balance sheet and driving strategic investments. We are grateful for her contributions and wish her the best in her future endeavors,” commented Mr. Shuang Liu, CEO of Phoenix New Media.

“At the same time,” Mr. Liu continued, “we are fortunate to have someone as qualified as Edward to serve as our new CFO. Having been with the Company for many years, Edward commands extensive knowledge of both our business operations and strategic investment while maintaining a deep understanding of China’s media industry. We are confident that Edward’s experience will help us to ensure a smooth executive transition.”

Ms. Betty Yip Ho stated, “I am honored and grateful to ifeng for the opportunity to work with such an outstanding media brand in China for the last six years. It has been a true privilege to work in such a dynamic and collaborative environment. I have full confidence in the Company’s professional journalism and believe that ifeng is well-positioned to achieve its strategic and financial goals while delivering value to shareholders.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. These forward-looking statements are based largely on current expectations and projections of Phoenix New Media and its management about future events and financial trends that management believes may affect Phoenix New Media’s financial condition, results of operations, business strategy and financial needs. Statements that are not historical facts, including statements about the beliefs and expectations of Phoenix New Media or its management, are forward-looking statements. Phoenix New Media also may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties and you should not rely upon forward-looking statements as predictions of future events. A number of factors could cause Phoenix New Media’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including without limitation strategies to grow particular products or services; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenues, including in components of its total revenues, and cost or expense items; the Company’s ability to continue and manage the expansion of its operations; and changes in general economic and business conditions in the People’s Republic of China. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Phoenix New Media does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com